[Letterhead of Sutherland Asbill & Brennan LLP]

May 15, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Dear Ms. Ransom:

This Registration Statement on Form N-14, filed on behalf of Newtek Business Services Corp., is being filed in connection with the proxy materials filed on behalf of Newtek Business Services, Inc.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.

Matthew Ash, Newtek Business Services Corp.

John Mahon, Sutherland Asbill & Brennan LLP